 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-285911
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated March 19, 2025
New IssueOctober 3, 2025
SKEENA RESOURCES LIMITED
$125,040,000
5,210,000 Common Shares
This prospectus supplement (this “Prospectus Supplement”) of Skeena Resources Limited (the “Corporation”, “Skeena”, “us”, “we” or “our”), together with the short form base shelf prospectus dated March 19, 2025 (the “Prospectus”), qualifies the distribution of an aggregate of 5,210,000 common shares of the Corporation (“Common Shares”) at a price of $24.00 per Common Share (the “Offering Price”) for gross proceeds of $125,040,000 (the “Offering”).
The Common Shares will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of October 3, 2025 among the Corporation, BMO Nesbitt Burns Inc. (the “Lead Underwriter”), UBS Securities Canada Inc., Raymond James Ltd., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., SCP Resource Finance LP, Agentis Capital Markets  (First Nations Financial Markets LP), Canaccord Genuity Corp. and Desjardins Securities Inc. (collectively with the Lead Underwriter, the “Underwriters”). The Common Shares will be offered in the United States and in each of the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution” and “Description of the Securities Distributed”.
Unless the context otherwise requires, references to the “Offering” and the “Common Shares” include any Common Shares issuable upon exercise of the Over-Allotment Option (as defined herein). The Offering Price has been determined by arm’s length negotiations between the Corporation and the Lead Underwriter, on behalf of the Underwriters. See “Plan of Distribution”.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “SKE”. The closing prices of the Common Shares on the TSX and NYSE on October 2, 2025, the last trading day prior to the date of this Prospectus Supplement, were C$24.23 and US$17.37, respectively. Skeena has applied to list the Common Shares distributed hereunder on the TSX and NYSE. The TSX has conditionally approved the Corporation’s listing application. Listing will be subject to Skeena fulfilling all listing requirements of the TSX and NYSE, as applicable.
Price $24.00 per Common Share
	Price to the Public	Underwriting Commission(1)	Net Proceeds to the Corporation(2)
Per Common Share	$24.00	$1.08	$22.92
Total(3)	$125,040,000	$5,626,800	$119,413,200

Notes:
(1)
Pursuant to the Underwriting Agreement, the Corporation has agreed to pay to the Underwriters a fee (the “Underwriting Commission”) representing 4.5% of the aggregate gross proceeds of the Offering, (including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein)). The total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $125,040,000, $5,626,800 and $119,413,200, respectively. See “Plan of Distribution”.

(2)
After deducting the Underwriting Commission, but before deducting expenses related to the Offering estimated at $1,300,000, which will be paid from the proceeds of the Offering. See “Use of Proceeds”.

(3)
The Corporation has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 781,500 Common Shares (the “Over-Allotment Shares”) at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Corporation’s final base shelf prospectus dated March 19, 2025. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $143,796,000, $6,470,820 and $137,325,180, respectively. This

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(continued from cover)
Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Common Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.
The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:
Underwriters’ Position	Maximum Number of Available Securities	Exercise Period	Exercise Price or Average Acquisition Price
Over-Allotment Option	781,500 Over-Allotment Shares	Up to 30 days from the Closing Date	$24.00 per Over-Allotment Share
The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, certain United States legal matters on behalf of the Corporation by Skadden, Arps, Slate, Meagher & Flom LLP and certain legal matters on behalf of the Underwriters by Stikeman Elliott LLP and certain United States legal matters on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.
It is expected that the completion of the sale of the Common Shares pursuant to the Offering (the “Closing”) will take place on or about October 8, 2025, or on such other date as may be agreed upon between the Corporation and the Lead Underwriter and, in any event, no later than November 14, 2025 (the “Closing Date”). The Common Shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for this Prospectus Supplement. Except as may be otherwise agreed by the Corporation and the Lead Underwriter, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). A subscriber who purchases Common Shares will receive only a customary confirmation from the registered dealer from or through whom Common Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Common Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system. See “Plan of Distribution”.
In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Common Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering Price, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have generally been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.
Prospective investors of the Common Shares should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in Canada or who are resident in, or citizens of, the United States may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian and/or U.S. federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are Canadian residents, and the underwriters, dealers or agents named in this Prospectus Supplement may be residents of a country other than the United States, and all or a substantial portion of our assets are located outside of the United States.
Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase securities is provided herein.
NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Certain of the Corporation’s directors and officers reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.
The Corporation’s head and registered office is located at Suite 2600, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.
An investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such Common Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Caution Regarding Forward-Looking Information”.

ABOUT THIS PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.
Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. Neither the Corporation nor the Underwriters are making an offer of the Common Shares in any jurisdiction where such offer is not permitted. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and it does not make any representation as to the accuracy of such information.
In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “$” and “C$” are to Canadian dollars. See “Currency Presentation and Exchange Rate Information”.
In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Skeena” or the “Corporation”, refer to Skeena Resources Limited together with our subsidiaries.
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
We are permitted under the MJDS to prepare this Prospectus Supplement, the Prospectus, and documents incorporated by reference herein or therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on mineral resources and mineral reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards differ significantly from the mineral property disclosure requirements of the SEC in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Corporation’s disclosure of mineralization and other technical information in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference may differ significantly from the information that would be disclosed had the Corporation prepared the information under the standards adopted under the SEC Modernization Rules. The mineral resource and mineral reserve figures referred to in this Prospectus

Supplement, the Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of mineral will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Corporation.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “intends”, “proposes”, “completes”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will” or “will continue”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “until such time”, “occur”, “continue”, or “be achieved”, and other similar words and expressions, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes, but is not limited to, estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking information includes, but is not limited to, statements with respect to:
•
the performance of the Corporation’s business and operations;

•
results of the feasibility study for the Eskay Creek Project (as defined herein), including processing capacity of the mine and anticipated mine life;

•
the development, expansion, and assumed future results of operations of the Corporation’s projects;

•
the intention to grow the business, operations and long-term value of the Corporation;

•
the Corporation’s future joint ventures including the potential Snip Project joint venture;

•
the applicability of certain laws, regulations, and any amendments thereof;

•
requirements for infrastructure;

•
the ability to access sufficient capital from internal and external sources to carry on operations and the ability to access sufficient capital on favourable terms;

•
anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Corporation, particularly in relation to, but not limited to, the potential receipt or retention of regulatory approvals, permits and licences and ongoing civil claims;

•
treatment under governmental regulatory regimes;

•
stability and anticipated actions of various governments, including those who consider themselves self-governing;

•
collection of receivables;

•
the estimation of mineral resources and mineral reserves;

•
anticipated conclusions of economic assessments of projects;

•
the accuracy of capital and operating cost estimates for projects;

•
the ability to attract and retain skilled staff;

•
future reliance on consultants and other experts;

•
requirements for additional capital;

•
the declaration and payment of dividends, if any;

•
further drawdowns under the Corporation’s Project Financing Package (as defined herein);

•
the Corporation’s ability to repurchase a portion of its gold stream arrangement with Orion Resource Partners (“Orion”);

•
plans for reclamation and replanting of disturbed areas;

•
the ability of the Corporation to generate cash flow from operations;

•
expectations of market prices and costs, including the impact of foreign exchange rates;

•
income and sales tax regulatory matters, tariffs, competition, sales projections, currency, and interest rate fluctuations;

•
renouncing future expenditures to purchasers of flow-through shares;

•
competition and the competitive and business strategies of the Corporation;

•
possible impacts on the Company and investors should the Company be delisted from the TSX or NYSE;

•
the success of exploration programs;

•
the realization of mineral reserve estimates;

•
the ability to convert inferred mineral resources to indicated mineral reserves;

•
future production rates;

•
continuation of rights to explore and mine;

•
exploration, development and expansion plans and objectives, including plans to develop open pit mining operations;

•
the ability to expand existing mineral reserves and mineral resources, generally;

•
environmental, permitting and social risks;

•
the possible effect of political and economic instability on the Corporation;

•
the future development, costs and outcomes of the Corporation’s exploration projects;

•
the success of undeveloped mining activities;

•
permits, licenses and treatment under governmental regulatory regimes;

•
anticipated future timelines, especially involving third parties and / or activities requiring permits;

•
the timing and closing of the Offering;

•
the listing of the Common Shares on the TSX and NYSE;

•
the potential for the Underwriters to exercise the Over-Allotment Option or undertake market stabilization transactions;

•
the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals; and

•
the proposed use of proceeds of the Offering.

With respect to the forward-looking information contained in this Prospectus Supplement, the Prospectus, or documents incorporated by reference herein or therein, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability and timing to obtain or maintain permits; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the Technical Report (as defined herein); (xv) assumptions underlying mineral reserve and mineral resource estimates; (xvi) assumptions made in the Technical Report (as defined herein) of economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable; (xvii) ability to develop infrastructure; (xviii) assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties; (xix) the likelihood of social unrest; (xx) the likelihood of the failure of counterparties to perform their contractual obligations; (xxi) changes in priorities, plans, strategies and prospects; (xxii) general economic, industry, business and market conditions; (xxiii) disruptions or changes in the credit or securities markets; (xxiv) changes in law, regulation, or application and interpretation of the same; (xxv) the ability to implement business plans and strategies, and to pursue business opportunities; (xxvi) rulings by courts or arbitrators, proceedings and investigations; (xxvii) the future impacts of tariffs and other trade protectionism measures; (xxviii) the future impacts of pandemics, or other future significant diseases; (xxix) the expected results of acquisitions on our operations; (xxx) the ability of the Corporation to secure a suitable agreement with a smelter or buyer for its concentrate; (xxxi) mining dilution and ability to mine in areas previously exploited using underground mining methods as envisaged; (xxxii) commodity prices and exchange rates; (xxxiii) the availability of electric power; (xxxiv) mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the Technical Report (as defined herein); (xxxv) the status of negotiations with the Tahltan Central Government; (xxxvi) the likelihood and timing of the Tahltan community ratifying the impact benefits agreement between Skeena and the Tahltan Central Government (the “Impact Benefits Agreement”); (xxxvii) the timing and impact of the BC government employee strike; and (xxxviii) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.
Forward-looking information, while based on management’s best estimates and assumptions, is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Skeena to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; negotiation of agreements necessary to interconnect infrastructure for mining operations, including delays in reaching an agreement or costs associated with alternatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Skeena operates; actual resolutions of legal and tax matters; no existing trading market for securities other than for our Common Shares; new diseases and epidemics; conflicts in Europe and the Middle East; the geopolitical risks associated with contracting into regions or countries that are potential concentrate customers, including China; negative operating cash flow; our broad discretion in the use of net proceeds; loss of investment; smelter terms being market dependent and less favorable in the future, negatively affecting project economics; the possible future restriction of export of certain minerals (especially critical minerals) to other jurisdictions, limiting the choice of smelters available to process the Corporation’s material; dilution from equity financing; equity securities being subject to trading and volatility risks; sales by existing shareholders reducing Common Share prices; dividend distributions; securities class action litigation; publication of inaccurate or unfavourable research about the Corporation’s business; the uncertainty of maintaining a liquid trading market for the Common Shares; difficulty in enforcing U.S. judgments against the Corporation; the Corporation being characterized as a passive foreign investment company, as well as those factors discussed in the section titled “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, which readers are advised to carefully review and consider.
Certain of the forward-looking information and other information contained in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein, concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein, the mining industry involves risks and uncertainties that are subject to change based on various factors and the accuracy and completeness of this information cannot be guaranteed.
Although Skeena has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Corporation does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.
All of the forward-looking information in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein is qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Skeena.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.
Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with, or furnished to, the securities commissions or similar authorities in Canada and with the SEC in the United States.   Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus Supplement and are also available electronically at www.sedarplus.com (“SEDAR+”). Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:
(a)
the annual information form of Skeena dated March 31, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)
the audited consolidated financial statements of Skeena as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(c)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the year ended December 31, 2024 (“Annual MD&A”);

(d)
the management information circular dated May 7, 2025 in respect of the annual general meeting of shareholders held on June 23, 2025;

(e)
the unaudited condensed interim consolidated financial statements of Skeena as at and for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(f)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the three months and six months ended June 30, 2025 (the “Interim MD&A”); and

(g)
the template version (as defined in National Instrument 41-101 — General Prospectus Requirements) of the term sheet dated October 1, 2025 filed on SEDAR+ in connection with the Offering (the “Marketing Materials”).

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Skeena and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of securities shall be deemed to be incorporated by reference into this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement and prior to the date that all Common Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).
Any statement in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form, to constitute a part of this Prospectus Supplement, except as so modified or superseded.
Upon the Corporation’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by the Corporation with the applicable securities regulatory authorities during the duration of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon the Corporation’s filing of an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement.
References to the Corporation’s website or any other website in this Prospectus Supplement, the Prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into the Prospectus Supplement and the Prospectus, and we disclaim any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference” and in the Prospectus under “Documents Filed as Part of the Registration Statement”, the following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the Underwriting Agreement described under the heading “Plan of Distribution”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of Blake, Cassels & Graydon LLP; (v) the consents of certain qualified persons; and (vi) the form of indenture relating to debt securities that may be issued under the Prospectus.
MARKETING MATERIALS
In connection with the Offering, the Underwriters used the Marketing Materials as “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements). The Marketing Materials are not part of this Prospectus Supplement and the accompanying Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any “template version” of any “marketing materials” relating to the Offering filed on SEDAR+ after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the Offering.
NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, which differs from United States generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
The financial statements of the Corporation incorporated by reference in this Prospectus Supplement are reported in Canadian dollars.
The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.
	Six Months Ended June 30,
	2025	2024	2023
	US$	US$	US$
Closing	0.7330	0.7306	0.7553
High	0.7376	0.7510	0.7604
Low	0.6848	0.7235	0.7243
Average	0.7098	0.7361	0.7421

	Year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Closing	0.6950	0.7561	0.7383
High	0.7510	0.7617	0.8031
Low	0.6937	0.7207	0.7217
Average	0.7302	0.7410	0.7692
On October 2, 2025, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7162 (US$1.00 = C$1.3963).
THE CORPORATION
Overview
Skeena is a leading gold and silver developer that is focused on advancing the Eskay Creek gold-silver project (“Eskay Creek” or the “Eskay Creek Project”) and the Snip gold project (the “Snip Project”) — two past producing mines located in the renowned Golden Triangle in British Columbia, Canada. The Eskay Creek Project is owned through Eskay Creek Mining Limited, a wholly owned subsidiary of Skeena. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.
Figure 1: Property Locations — British Columbia’s Golden Triangle
Corporate Structure
Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Corporation changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Corporation transitioned from the Company Act (British Columbia) to the Business Corporation Act (British Columbia).

RECENT DEVELOPMENTS
On July 14, 2025, Skeena acquired, for investment purposes, 6,666,667 shares of TDG Gold Corp. (“TDG”) for an aggregate purchase price of C$4,000,000, or C$0.60 per share, as back-end purchaser from several sellers that acquired the shares in connection with an offering of flow-through shares of TDG. Skeena’s purchases were part of a broader “bought deal” financing, which occurred concurrently with TDG’s acquisition of all of the issued and outstanding common shares of Anyox Copper Ltd.
On September 4, 2025 and September 29, 2025, Skeena drew its fourth and fifth deposits of US$50 million each from its US$200 million gold stream, which forms part of the Project Financing Package.

RISK FACTORS
Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of our development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to us, or our business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the AIF before purchasing the Common Shares.
Risks Related to the Offering and Our Securities
We will have broad discretion in the use of the net proceeds from the Offering.
While information regarding the intended use of proceeds from the sale of the Common Shares is described under the heading “Use of Proceeds”, we retain broad discretion over the use of the net proceeds from the Offering. We have identified certain forward-looking plans and objectives for the proceeds, but our ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the impact of pandemics or other health crises on society and our operations, the impact that cross-border trade tariffs may have on the supply of raw materials required for the construction and development of the Eskay Creek Project, the impact that results from continued exploration and evaluation activities may have on our future evaluation and development plans and anticipated costs and timelines, the prices (and expected future prices) of gold and silver, access to sufficient capital and resources, and conflicts in Europe and the Middle East. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.
Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.
We are authorized to issue an unlimited number of Common Shares. We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. However, we cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.
Our Common Shares are subject to various factors that have historically made share prices volatile.
The market price of the Common Shares may be subject to large fluctuations, which may result in losses to investors.
The market price of our securities has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Skeena. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries and volatile trading due to unpredictable general market or trading sentiments.
The market price of the Common Shares is also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Caution Regarding Forward-Looking Information”.
The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.
The market price of the Common Shares could decline as a result of future issuances or sales of our securities, which could result in insufficient liquidity.
The market price of the Common Shares could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of our outstanding stock options may also reduce the market price of the Common Shares. Additional Common Shares and stock options may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE. Our shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. We may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and NYSE. Sales of the Common Shares by shareholders might also make it more difficult for us to sell equity or debt securities at a time and price that we deem appropriate, which may have a material adverse effect on our business, financial conditions and results of operations.
No guarantee of an active liquid market for the Common Shares.
There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and NYSE. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.
U.S. investors may find it difficult to enforce U.S. judgments against us.
We are incorporated under the laws of British Columbia, Canada and many of our directors and officers are not residents of the United States. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We believe that we are likely a passive foreign investment company, which may subject U.S. Holders to adverse U.S. federal income tax consequences.
Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the corporation’s income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that we have likely been classified as a PFIC for prior taxable years and likely will continue to be classified as a PFIC for the current taxable year and the foreseeable future. Prospective investors should consult their own tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
We have never paid, and do not currently anticipate paying, dividends.
We have not paid any dividends on the Common Shares since incorporation and do not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.
Forward-looking information may prove to be inaccurate.
Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this under the heading “Caution Regarding Forward-Looking Information”.
Our business strategies may require additional financing in the future and such additional financing may not be available on acceptable terms, if at all.
The Corporation’s financing package with Orion for the development, construction, and general working capital required to advance the Eskay Creek Project (the “Project Financing Package”) provides the Corporation with more available capital than the remaining estimated expenditures required to bring the Eskay Creek Project back into production. However, estimates are necessarily uncertain and, should any of the assumptions underlying such estimates not prove to be accurate, the Corporation may require additional financing. In addition, our ability to access the remaining tranches under our gold stream arrangement with Orion is subject to us meeting certain customary conditions, including but not limited to, incurring certain aggregate expenditures for the construction and development of Eskay Creek. In addition, the terms of the Corporation’s US$350 million senior secured term loan with Orion (the “Senior Secured Term Loan”) require us to satisfy various affirmative and negative covenants. Failure to comply with these covenants may affect future utilizations under the Senior Secured Term Loan or lead to an event of default, which could cause the relevant lender to declare the Corporation in default on its existing obligations. If such an event of default were declared and remained uncured, all borrowed amounts under the Senior Secured Term Loan could become due and payable immediately.
In the event the Project Financing Package is not sufficient, or not available, to fund the continued development the Eskay Creek Project or if the Corporation pursues additional corporate opportunities, the Corporation may require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.
Risk Related to our Business
Our business may be affected by global economic conditions.
Global financial markets have at various times in the past, and may, in the future, experience extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation, related government interventions, and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs, potential changes to trade policy, including tariff and import/export regulations, consumer spending, employment rates, business conditions, inflation, consumer debt levels, lack of available credit, the state of the financial markets, rising interest rates and tax rates, may adversely affect our growth and potential future profitability.
Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, rising inflation and interest rates, geopolitical instability, war, invasions or other armed conflicts, terrorism, pandemics, epidemics or other health concerns, the devaluation and volatility of global stock markets, tariffs and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.
CONSOLIDATED CAPITALIZATION
The following table sets forth the consolidated capitalization of the Corporation as at June 30, 2025, as adjusted to give effect to the Offering. The financial information set out below should be read in conjunction with the Interim Financial Statements:
	As at June 30, 2025
	Actual	After Giving Effect to the Offering(1)	After Giving Effect to the Offering(2)
	(expressed in thousands of Canadian dollars except share amount)	(expressed in thousands of Canadian dollars except share amount)	(expressed in thousands of Canadian dollars except share amount)
Loan Capital	$ Nil		$ Nil
Equity
Common Shares	114,940,880	120,150,880	120,932,380
	$761,571	$886,611	$905,367
Warrants	$2,910	$2,910	$2,910
Options	$36,990	$36,990	$36,990
Share Units	$12,535	$12,535	$12,535
Deficit	$(701,390)	$(701,390)	$(701,390)
Total Shareholders’ Equity	$112,616	$237,656	$256,412
Total Capitalization	$112,616	$237,656	$256,412

(1)
Assumes no exercise of the Over-Allotment Option, excluding the Underwriting Commission and related costs of the Offering.

(2)
Assumes the Over-Allotment Option is exercised in full, excluding the Underwriting Commission and related costs of the Offering.

Other than as set out under the heading “Prior Sales”, there have been no material changes in the share and loan capital of the Corporation since June 30, 2025.

USE OF PROCEEDS
The estimated net proceeds received by the Corporation from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately $118,113,200 (determined after deducting the Underwriting Commission of $5,626,800 and estimated expenses of the Offering of $1,300,000). If the Underwriters elect to exercise the Over-Allotment Option in full, the estimated net proceeds received by the Corporation from the Offering will be $135,995,180 (determined after deducting the Underwriting Commission of $6,470,820 and estimated expenses of the Offering of $1,330,000).
The Corporation intends to use the net proceeds of the Offering resulting from the sale of the Common Shares for general corporate purposes. The approximate amount of the net proceeds to be allocated to these uses is as follows:
Use of Proceeds	Total Funds
General Working Capital(1)	$118,113,200
$118,113,200

Note:
(1)
Funds included in general working capital may be allocated to corporate expenses, business development, acquisition and divestiture activities, and to other activities including advancing the Eskay Creek Project.

As of the date of this Prospectus Supplement, the Corporation is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production. The Corporation has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. The Corporation anticipates the proceeds raised in connection with the Offering will be used to fund activities that will contribute to negative cash flow in the near term. The Corporation anticipates that it will remain in a state of negative operating cash flow until commercial production is achieved, at which time the Corporation anticipates beginning to generate positive cash flow.
The key business objective the Corporation intends to meet with the net proceeds from the Offering is to increase the Corporation’s working capital. As previously disclosed, the Corporation has continued with certain construction activities at Eskay Creek throughout 2025, while concurrently advancing the project through permitting milestones. While the government permitting process is advancing, an unanticipated delay is now expected as a result of the current BC government employee strike. Negotiations with the Tahltan Central Government regarding the Impact Benefits Agreement are progressing, and while the vote to ratify the agreement was expected to take place in the coming weeks, the ultimate date for that approval remains to be scheduled upon completion of the negotiations. Completion of this Offering is expected to provide, together with the Corporation’s other sources of funding, sufficient liquidity to complete permitting, which is a condition precedent to access the balance of the US$750 million financing package with Orion. As of September 30th, the Corporation has cash of approximately C$105 million.
In addition to advancing the project, the proceeds will facilitate the finalization of the Impact Benefits Agreement with the Tahltan Nation, which is being conducted in parallel with permitting efforts in the fourth quarter. This funding will provide flexibility to pursue alternative, less expensive financing compared to the existing undrawn senior secured loan facility and represents approximately 4.5% dilution to the Corporation’s total market capitalization. As part of the agreement with Orion, Skeena maintains an option to reduce the cost of capital on its senior secured loan and is re-evaluating potential refinancing opportunities.
The development of the Eskay Creek Project may require additional capital exceeding the Corporation’s cash on hand resources even after giving effect to the Offering and the exercise, if any, of the Over-Allotment Option. The Corporation may satisfy future capital requirements through drawdowns under its existing Project Financing Package. In addition, actual costs and development time may exceed management’s current expectations. The Corporation will not generate sufficient operating cash flow to meet the total capital obligation in the proposed development time frame. Accordingly, the Corporation may raise additional capital in the future over and above the current Offering.

If the Over-Allotment Option is exercised in whole or in part, the Corporation will use additional net proceeds from the sale of such exercise for general corporate purposes. While the Corporation intends to use the net proceeds of the Offering as described, the Corporation’s actual use may vary depending on its operating and capital needs from time to time, and as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary or advisable. See “Risk Factors”.
PLAN OF DISTRIBUTION
The Common Shares will be offered concurrently in the United States and in each of the provinces of Canada, except Québec, and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase, as principals, subject to compliance with the terms and conditions contained in the Underwriting Agreement, a total of 5,210,000 Common Shares at the Offering Price payable in cash to the Corporation against delivery of such Common Shares on the Closing Date.
In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Commission equal to 4.5% of the gross proceeds of the Offering for an aggregate fee payable by the Corporation of $5,626,800, exclusive of any Underwriting Commission payable in connection with the Over-Allotment Shares. The Offering Price was determined by negotiation between the Corporation and the Lead Underwriter, on behalf of the Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Corporation has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, the proportion of Common Shares listed next to its name in the following table:
Proportion of Common Shares
BMO Nesbitt Burns Inc.(1)(2)	40.0%
UBS Securities Canada Inc.	12.5%
Raymond James Ltd.	10.0%
RBC Dominion Securities Inc.	10.0%
TD Securities Inc.	10.0%
CIBC World Markets Inc.	5.0%
SCP Resource Finance LP	5.0%
Agentis Capital Markets (First Nations Financial Markets LP)	2.5%
Canaccord Genuity Corp.	2.5%
Desjardins Securities Inc.	2.5%
Total	100.0%

Notes:
(1)
Sole bookrunner and Lead Underwriter

(2)
The Lead Underwriter is entitled to a “step-up fee” equal to 5% of the Underwriting Commission, which is payable by the Corporation as part of and not in addition to the Underwriting Commission

Pursuant to the Underwriting Agreement, the Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 781,500 Common Shares at the Offering Price to cover any over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchases of Common Shares thereunder. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Corporation’s final short form base shelf prospectus dated March 19, 2025. This Prospectus Supplement and the Prospectus qualifies for distribution the Common Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Corporation has applied to list the Common Shares on the TSX and NYSE. The TSX has conditionally approved the Corporation’s listing application and there is no assurance that the TSX or NYSE will approve the listing applications. Such listings will be subject to the Corporation fulfilling all listing requirements of the TSX and NYSE, as applicable. See “Risk Factors”.
The Corporation understands that certain directors and officers of the Corporation may purchase Common Shares under the Offering.
Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.
The Underwriters propose to offer the Common Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Common Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.
The obligations of the Underwriters under the Underwriting Agreement are several, and not joint nor joint and several, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out”, “regulatory out” and “material adverse change out” rights of termination.
The Underwriters are obligated to take up and pay for all the Common Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Corporation has agreed in the Underwriting Agreement to reimburse the Underwriters for certain of their legal fees and other expenses in connection with the Offering.
The Corporation has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates from and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.
The Corporation has agreed in the Underwriting Agreement that it shall not directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities, contractual rights or other instruments outstanding or pursuant to ordinary course issuances under the Corporation’s existing equity compensation plans) or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, until 90 days following the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent to not be unreasonably withheld, other than: (i) pursuant to the Underwriting Agreement, (ii) pursuant to the grant of options or other securities pursuant to the Corporation’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the Offering Price, and issue Common Shares upon the exercise of such options or vesting of such securities; (iii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Corporation outstanding on the date hereof; or (iv) issue equity securities in connection with one or more bona fide acquisitions by the Corporation in the normal course of business.
The Corporation has agreed to use its reasonable efforts to cause each director and officer of the Corporation to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, offer, sell or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than as permitted under the terms of the lock-up agreements.
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. At the Closing, the Common Shares distributed under this Prospectus will be available for delivery in book-entry form or the non-certificated inventory system of CDS or, its nominee, and will be deposited with CDS on Closing. Purchasers of Common Shares will receive only a customer confirmation from the Underwriters as to the number of Common Shares subscribed for.
The Underwriters and/or their affiliates from time to time may provide in the future, investment banking, financial advisory, broker-dealer and commercial banking services to the Corporation and their subsidiaries and affiliates in the ordinary course of business for which they have received, or may receive, customary fees and commissions.
The Corporation expects that delivery of the Common Shares distributed under this Prospectus will be made against payment therefor on the Closing Date, which is longer than a T+1 settlement cycle. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Common Shares distributed under this Prospectus prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Common Shares distributed under this Prospectus prior to the Closing Date should consult their own advisors.

DESCRIPTION OF SECURITIES DISTRIBUTED
The Offering consists of Common Shares offered at the Offering Price of $24.00 per Common Share. The securities to be distributed pursuant to the Offering hereunder are qualified by this Prospectus Supplement and are more particularly described under the heading “Plan of Distribution”.
Common Shares
As of the date of this Prospectus Supplement, there were 115,096,835 Common Shares issued and outstanding. Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions. Skeena is authorized to issue an unlimited number of Common Shares.
PRIOR SALES
The following table sets forth the prior sales for the 12-month period prior to the date of this Prospectus Supplement, for the Common Shares and the Incentive Stock Options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”):
Date Issued	Number of Securities Issued	Type of Transaction	Issuance Price Per Security ($)	Exercise Price (if applicable) ($)
Oct 16, 2024	21,222	Asset Purchase Agreement	11.78	—
Feb 26, 2025	5,520,000	Bought Deal Offering	14.70 – 17.93	—
Apr 21, 2025	17,229	Asset Purchase Agreement	14.51	—
Oct 1 – Dec 31, 2024	237,657	Option Exercises	—	4.16 – 13.58
Jan 1 – Mar 31, 2025	368,285	Option Exercises	—	1.36 – 13.58
Jan 1 – Mar 31, 2025	435,292	Vesting of RSUs	—	—
Jan 1 – Mar 31, 2025	385,004	Vesting of PSUs	—	—
Apr 1 – Jun 30, 2025	443,425	Option Exercises	—	4.48 – 13.58
Apr 1 – Jun 30, 2025	148,568	Vesting of RSUs	—	—
Jul 1 – Sep 30, 2025	155,955	Option Exercises	—	5.71 – 13.00
The following table sets forth the grants of Options, RSUs, PSUs, and Deferred Share Units (“DSUs”), (collectively the “Equity Awards”) for the 12-month period prior to the date of this Prospectus Supplement, the exercise price of Options, the grant date fair value of RSUs, PSUs and DSUs, the number of Equity Awards granted and the period in which such Equity Awards were issued:

Date Granted	Number of Equity Awards Granted	Equity Award Type	Price(1) ($)
Oct 1 – Dec 31, 2024	75,000	Options	13.00
Jan 1 – Mar 31, 2025	927,325	Options	14.65
Jan 1 – Mar 31, 2025	316,600	RSUs	14.65
Jan 1 – Mar 31, 2025	1,200,000	PSUs	14.65
Jan 1 – Mar 31, 2025	49,524	DSUs	12.49 – 14.65
Jul 1 – Sep 30, 2025	37,000	Options	17.59
Jul 1 – Sep 30, 2025	47,500	RSUs	17.59
Jul 1 – Sep 30, 2025	5,250	DSUs	20.77

(1)
Price indicates the exercise price for Options and the grant date fair value for RSUs, PSUs, and DSUs.

MARKET FOR SHARES
The Common Shares are listed under the trading symbol “SKE” on the TSX in Canada and on NYSE in the United States. The Common Shares began trading on the TSX on August 20, 2020. The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.
Month	High	Low	Total Volume
October 2024	$14.28	$11.00	5,633,426
November 2024	$13.72	$10.34	7,803,450
December 2024	$13.71	$12.34	5,466,791
January 2025	$14.71	$12.72	4,863,435
February 2025	$16.79	$13.47	6,097,283
March 2025	$16.18	$13.10	5,706,877
April 2025	$17.61	$12.15	6,334,753
May 2025	$18.14	$15.26	5,765,675
June 2025	$22.12	$17.93	4,656,467
July 2025	$23.62	$19.14	8,033,083
August 2025	$23.17	$19.40	6,113,375
September 2025	$26.73	$23.10	11,803,046
October (1 – 2), 2025	$26.32	$23.55	2,246,775
The Common Shares began trading on NYSE on November 1, 2021. The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and volume traded on NYSE.

Month	High		Low		Total Volume
October 2024	US$	10.33	US$	8.03	2,174,679
November 2024	US$	9.87	US$	7.35	2,345,605
December 2024	US$	9.67	US$	8.59	1,488,734
January 2025	US$	10.23	US$	8.88	1,707,395
February 2025	US$	11.74	US$	9.36	2,178,798
March 2025	US$	11.28	US$	9.09	3,089,966
April 2025	US$	12.75	US$	8.54	3,074,050
May 2025	US$	13.15	US$	10.92	2,413,235
June 2025	US$	16.10	US$	13.17	3,005,346
July 2025	US$	17.25	US$	13.81	2,525,665
August 2025	US$	16.86	US$	14.11	2,233,102
September 2025	US$	19.29	US$	16.74	3,798,350
October (1 – 2), 2025	US$	18.88	US$	16.86	732,372
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to the Offering and who for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and each of the Underwriters; (ii) is not affiliated with the Corporation or any of the Underwriters; (iii) and will acquire and hold such Common Shares as capital property (each, a “Holder”). The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder: (a) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, “synthetic equity arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; (g) that will receive dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (h) that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada for the purposes of the Tax Act (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.
This summary is based upon the facts set out in this Prospectus Supplement, the current provisions of the Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S.

Tax Convention”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing and made publicly available by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the CRA’s administrative policies or assessing practices, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.
Currency
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.
Residents of Canada
This section of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.
Taxation of Dividends
Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Corporation in accordance with the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
Disposition of Common Shares
A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Corporation unless purchased in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such security immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition.
The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other common shares of the Corporation held as capital property at that time by the Resident Holder, if any. The tax treatment of such capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.
Taxation of Capital Gains and Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years (but not against other income), in the circumstances and to the extent provided in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of the Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends previously received or deemed to have been received by it on such Common Shares, or shares substituted for such Common Shares, as applicable, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as applicable. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Additional Refundable Tax
A Resident Holder that: (i) throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” ( as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Minimum Tax
Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.
Non-Residents of Canada
This section of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Common Shares in connection with carrying on a business (including an adventure or concern in the nature of trade) in Canada (a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.
Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.
Taxation of Dividends
Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Disposition of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Common Shares nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).
Generally, as long as the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition or deemed disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non-Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or, for civil law, rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.
Even if the Common Shares of a Non-Resident Holder constitute taxable Canadian property, a Non-Resident Holder may be eligible for relief from taxation in Canada pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.
In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is taxable Canadian property to that Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under “Residents of Canada — Disposition of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Losses” will generally apply to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of the Common Shares. This discussion addresses only holders who acquire Common Shares pursuant to this Offering and hold such Common Shares as “capital assets” (generally, assets held for investment purposes). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Canada-U.S. Tax Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.
No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax-exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or have a permanent establishment in a jurisdiction outside the United States, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own, or are treated as owning, directly, indirectly or by application of the constructive ownership rules of the Code, as applicable, 10% or more of the Corporation’s shares by voting power or by value.
As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement generally will depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which either (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions generally are treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.
The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Corporation believes that it likely has been classified as a PFIC for prior taxable years and likely will continue to be classified as a PFIC for the current taxable year and the foreseeable future. The Corporation’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year.
If the Corporation is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).
Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any of the Corporation’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder generally will be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Corporation.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF Election”), with respect to its interest in the PFIC. Consequently, if the Corporation is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat the Corporation as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Corporation, provided that the necessary information is provided by the Corporation, the electing U.S. Holder would be required in each taxable year that the Corporation is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Corporation, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.
A QEF Election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).
For any taxable year in which the Corporation is a PFIC and provides to U.S. Holders a “PFIC Annual Information Statement” for such taxable year with respect to the Corporation (and, if applicable, with respect to any Subsidiary PFIC), U.S. Holders may use that PFIC Annual Information Statement for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Corporation and, if applicable, any Subsidiary PFIC. Although the Corporation has provided its U.S. Holders with a PFIC Annual Information Statement for each of its previous taxable years starting with 2015 and may continue to do so, no assurance can be given that the Corporation will provide a PFIC Annual Information Statement for any current or future taxable year in which it may be a PFIC.
Alternatively, if the Corporation was to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Corporation is classified as a PFIC in any taxable year.
During any taxable year in which the Corporation or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.
Distributions on Common Shares
In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognize by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted tax basis being treated as capital gain recognized on sale, exchange or other taxable disposition (as discussed below). Because the Corporation may not maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders are urged to expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.
Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, may be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends received by U.S. Holders from a foreign corporation that either is a PFIC in the taxable year of the distribution or was a PFIC in the preceding taxable year will not constitute dividends eligible for such reduced rates of taxation. Instead, such dividends would be subject to tax at ordinary income rates. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.
Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign-source income. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.
Sale, Exchange or Other Taxable Disposition of Common Shares
Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S.-source gain or loss for U.S. foreign tax credit purposes, unless modified under certain circumstances by the Canada-U.S. Tax Convention. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.
Receipt of Foreign Currency
The gross amount of any payments paid in Canadian dollars will equal the U.S. dollar value of such payments determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such payments computed before any reduction for any Canadian withholding tax), regardless of whether the payments are in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the payment. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S.-source ordinary income or loss.

Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institution), by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.
AGENT FOR SERVICE OF PROCESS
Certain directors and officers, namely Walter Coles Jr., Executive Chairman and Director, Greg Beard, Director, Nathalie Sajous, Director, and Hansjoerg Plaggemars, Director, reside outside of Canada. Each has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Walter Coles Jr., Greg Beard, Nathalie Sajous and Hansjoerg Plaggemars	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 3500, 1133 Melville Street Vancouver, British Columbia, V6E 4E5, Canada
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law, and on behalf of the Underwriters by Stikeman Elliott LLP and certain United States legal matters on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.
INTEREST OF EXPERTS
Certain technical information relating to the Eskay Creek Project contained within this Prospectus Supplement or incorporated by reference in this Prospectus Supplement or the Prospectus is based on the technical report titled “Eskay Creek Project, British Columbia, NI 43-101 Technical Report on Updated Feasibility Study” with an effective date of November 14, 2023, prepared by Ben Adaszynski, P.Eng., Sedgman Canada Limited, Terre Lane, MMSA QP, Global Resource Engineering, Dr. Hamid Samari, MMSA QP, Global Resource Engineering, Jim Fogarty, P.Eng., Knight Piésold Ltd., Ian Stilwell, P.Eng., BGC Engineering Inc., Rolf Schmitt, P.Geo., ERM Consultants Canada Ltd., A.J. MacDonald, P.Eng., Integrated Sustainability Ltd., David Baldwin, P.Eng., Carisbrooke Consulting Inc. and Steven Andrew Baisley, P.Geo., M.A. O’Kane Consultants Inc. (the “Technical Report”).
All other scientific and technical information in this Prospectus Supplement, and in the AIF, the Annual MD&A and the Interim MD&A which are incorporated by reference herein, has been reviewed and approved by Paul Geddes, Senior Vice President, Exploration & Resource Development, who is an employee of the Corporation and who is a “qualified person” for the purposes of NI 43-101.
As at the date of this Prospectus Supplement, to the best knowledge of the Corporation, the aforementioned persons held less than 1% of the securities of the Corporation when they reviewed and approved the statements referred to above and as at the date of this Prospectus Supplement, and they did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation or certification of such statements.

AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, having an address at Suite 1100 — 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Skeena under all relevant US professional and regulatory standards.
The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC the Registration Statement on Form F-10 relating to certain of our securities, including the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
You may read any document we file with or furnish to the securities commissions and authorities of the applicable provinces and territories of Canada through SEDAR+ and any document we file with, or furnish to, the SEC are electronically available on the SEC’s EDGAR website, accessible at www.sec.gov.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the Business Corporations Act (British Columbia). A number of our directors and most of our officers and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10 of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the Offering of securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS
New Issue and Secondary Offering March 19, 2025
SKEENA RESOURCES LIMITED
$525,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Rights
Options
Units
Skeena Resources Limited (“Skeena” or the “Corporation”) may from time to time offer and issue (i) common shares (“Common Shares”), (ii) debt securities (“Debt Securities”), (iii) warrants to purchase Common Shares or Debt Securities (“Warrants”), (iv) subscription receipts (“Subscription Receipts”), (v) rights exercisable to acquire, or convertible into, Common Shares (“Rights”), (vi) options exercisable to acquire Common Shares (“Options”) or (vii) any combination of such securities or units (“Units”) comprised of one or more of such securities (the Common Shares, Debt Securities, Warrants, Subscription Receipts, Rights, Options and Units are collectively referred to as the “Securities”) with an aggregate offering price not to exceed $525,000,000 (or its equivalent in U.S. dollars or any other currency or currency unit used to denominate the Securities at the time of offering) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains valid.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “SKE”. The closing price of the Common Shares on the TSX and the NYSE on March 18, 2025, the last trading day prior to the date of this Prospectus, was $15.99 and US$11.17, respectively. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.
We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus have generally been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.
Owning our Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable shelf prospectus supplement (each, a “Prospectus Supplement”) may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus are Canadian residents, and the underwriters, dealers, agents or selling securityholders named in any Prospectus Supplement may be,
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residents of a country other than the United States, and all or a substantial portion of our assets and the assets of said persons are located outside of the United States. See “Enforceability of Civil Liabilities”.
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
All applicable information permitted under securities legislation to be omitted from this Prospectus that has been so omitted will be contained in one or more accompanying Prospectus Supplement that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.
Securities may be sold pursuant to this Prospectus through underwriters, dealers or selling securityholders or directly or through agents designated from time to time at amounts and prices and other terms determined by the Corporation or any selling securityholders. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the anticipated net proceeds to the Corporation from the sale of such Securities, the amounts and prices at which such Securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.
Certain of the Corporation’s directors, namely Walter Coles Jr., Executive Chairman, Greg Beard, Director, and Nathalie Sajous, Director, reside outside of Canada and have each appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process in Canada. See “Agent for Service of Process”.
The Corporation’s head and registered office is located at Suite 2600, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
An investment in the Securities being offered is highly speculative and involves significant risks that you should consider before purchasing such Securities. You should carefully review the “Risk Factors” section of this Prospectus (and in any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Caution Regarding Forward-Looking Information” and consider such risks and information in connection with an investment in the Securities.
Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus (including any applicable Prospectus Supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. We or any selling securityholders will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus, the date of any applicable Prospectus Supplement, or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. An investor should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities pursuant thereto, unless specified otherwise. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and the Corporation does not make any representation as to the accuracy of such information.
In this Prospectus and any Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “$” and “C$” are to Canadian dollars. See “Exchange Rate Information”.
In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Skeena” or the “Corporation”, refer to Skeena Resources Limited together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are permitted under the MJDS to prepare this Prospectus, any Prospectus Supplement, and the documents incorporated by reference herein or therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. As a result, the Corporation reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on mineral S-2 51338566.8 resources and mineral reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards differ significantly from the mineral property disclosure requirements of the SEC in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Corporation’s disclosure of mineralization and other technical information in this Prospectus and the documents incorporated herein by reference may differ significantly from the information that would be disclosed had the Corporation prepared the information under the standards adopted under the SEC Modernization Rules. The mineral resource and mineral reserve figures referred to in this Prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of mineral will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Corporation.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “intends”, “proposes”, “completes”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will” or “will continue”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “until such time”, “occur”, “continue”, or “be achieved”, and other similar words and expressions, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes, but is not limited to, estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking information includes, but is not limited to, statements with respect to:
•
the offering and sale of the Securities;

•
the use of proceeds from the sale of the Securities;

•
the performance of the Corporation’s business and operations;

•
the results of the feasibility study for the Eskay Creek Project (the “Feasibility Study”), including processing capacity of the mine and anticipated mine life;

•
the development, expansion, and assumed future results of operations of the Corporation’s projects;

•
the intention to grow the business and operations of the Corporation;

•
the applicability of certain laws, regulations, and any amendments thereof;

•
the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

•
anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Corporation, particularly in relation to potential receipt or retention of regulatory approvals, and ongoing civil claims;

•
anticipated actions of governmental and regulatory authorities and Indigenous groups;

•
anticipated success of the construction and start-up of operations at the Eskay Creek Project (as defined herein);

•
anticipated success of the exploration, development and advancement of the Company’s other mineral property interests;

•
collection of receivables;

•
the estimation of mineral resources;

•
anticipated conclusions of project studies, including preliminary economic assessments, prefeasibility studies and feasibility studies;

•
anticipated achievement of milestones for the Eskay Creek Project (as defined below) and timing for completion;

•
the accuracy of capital and operating cost estimates for projects;

•
the ability to attract and retain skilled staff;

•
requirements for additional capital;

•
further drawdowns under the Corporation’s Project Financing Package (as defined herein);

•
the Corporation’s ability to repurchase a portion of the Gold Stream Arrangement (as defined herein);

•
plans for reclamation and replanting of disturbed sites;

•
the ability of the Corporation to generate cash flow from operations;

•
expectations of market prices and costs, including the impact of foreign exchange rates;

•
income and sales tax regulatory matters, tariffs, competition, sales projections, currency, and interest rate fluctuations;

•
renouncing future expenditures to purchasers of Flow-Through Common Shares (as defined herein);

•
the competitive and business strategies of the Corporation;

•
the realization of mineral reserve estimates;

•
continuation of rights to explore and mine;

•
exploration, development and expansion plans and objectives;

•
the ability to expand existing mineral reserves and mineral resources, generally;

•
environmental, permitting and social risks;

•
the future development, costs and outcomes of the Corporation’s exploration projects;

•
permits, licenses and treatment under governmental regulatory regimes; and

•
anticipated future timelines, especially involving third parties and / or activities requiring permits.

With respect to the forward-looking information contained in this Prospectus or documents incorporated by reference herein, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs;

(vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) future impacts of pandemics or other public health crises; and (xxiv) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.
Forward-looking information, while based on management’s best estimates and assumptions, is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Skeena to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; negotiation of agreements necessary to interconnect infrastructure for mining operations, including delays in reaching an agreement or costs associated with alternatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which Skeena operates; actual resolutions of legal and tax matters; no existing trading market for Securities other than for our Common Shares; new diseases and epidemics; conflicts in Europe and the Middle East; the geopolitical risks associated with contracting into regions or countries that are potential concentrate customers, including China; negative operating cash flow; our broad discretion in the use of net proceeds; loss of investment; smelter terms being market dependent and less favorable in the future, negatively affecting project economics; the possible future restriction of export of certain minerals (especially critical minerals) to other jurisdictions, limiting the choice of smelters available to process the Corporation’s material; dilution from equity financing; equity securities being subject to trading and volatility risks; sales by existing shareholders reducing Common Share prices; dividend distributions; securities class action litigation; publication of inaccurate or unfavourable research about the Corporation’s business; the uncertainty of maintaining a liquid trading market for the Common Shares; difficulty in enforcing U.S. judgments against the Corporation; risks related to the Debt Securities being unsecured; risks related to the Corporation being characterized as a passive foreign investment company, as well as those factors discussed in the section titled “Risk Factors” in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein, which readers are advised to carefully review and consider.
Certain of the forward-looking information and other information contained in this Prospectus or documents incorporated by reference herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented in this Prospectus or documents incorporated by reference herein, the mining industry involves risks and uncertainties that are subject to change based on various factors and the accuracy and completeness of this information cannot be guaranteed.

Although Skeena has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in each of the documents incorporated by reference herein is made as of the date of such document and, accordingly, is subject to change after such date. The Corporation does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.
All of the forward-looking information in this Prospectus or documents incorporated by reference herein is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Skeena.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with, or furnished to, the securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus and are also available electronically at www.sedarplus.com (“SEDAR+”). Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form of Skeena dated March 28, 2024 for the year ended December 31, 2023 (the “AIF”);

(b)
the audited consolidated financial statements of Skeena as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(c)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the year ended December 31, 2023 (“Annual MD&A”);

(d)
the management information circular dated May 13, 2024 in respect of the annual general meeting of shareholders held on June 17, 2024;

(e)
the unaudited condensed interim consolidated financial statements of Skeena as at and for the three and nine months ended September 30, 2024 and 2023, together with the notes thereto (the “Interim Financial Statements”);

(f)
the management’s discussion and analysis of the financial condition and results of operations of Skeena as at and for the three months and nine months ended September 30, 2024 (the “Interim MD&A”);

(g)
the material change report dated July 4, 2024 in respect of the Corporation’s financing package with Orion Resource Partners for the development, construction, and general working capital required to advance the Corporation’s Eskay Creek gold-silver project (“Eskay Creek” or the “Eskay Creek Project”); and

(h)
the material change report dated February 28, 2025 in respect of the announcement and closing of the Corporation’s bought deal public offering for aggregate gross proceeds of approximately C$88.3 million.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Skeena and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of the distribution of Securities shall be deemed to be incorporated by reference into this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed to be furnished on Form 6-K, only to the extent specifically stated therein).
Any statement in this Prospectus or a document incorporated or deemed to be incorporated by reference herein is deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form, to constitute a part of this Prospectus, except as so modified or superseded.
Upon the Corporation’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by the Corporation with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon the Corporation’s filing of an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
References to the Corporation’s website or any other website in this Prospectus or any documents that are incorporated by reference herein do not incorporate by reference the information on such website into the Prospectus, and we disclaim any such incorporation by reference.
ADDITIONAL INFORMATION
A registration statement on Form F-10 will be filed by the Corporation with the SEC in respect of the offering of Securities. The registration statement, of which this Prospectus constitutes a part, contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.
In addition to the Corporation’s continuous disclosure obligations under the applicable securities laws of certain provinces of Canada, the Corporation is subject to the information requirements of the U.S. Exchange

Act, and in accordance therewith the Corporation files with or furnishes to the SEC reports and other information. The reports and other information that the Corporation files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Corporation has filed with the SEC may be read at the SEC’s EDGAR website, accessible at www.sec.gov.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed or furnished with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of each expert listed in the exhibit index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
EXCHANGE RATE INFORMATION
The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.
	Nine Months Ended September 30,
	2024	2023	2022
	US$	US$	US$
Closing	0.7408	0.7396	0.7296
High	0.7510	0.7617	0.8031
Low	0.7216	0.7243	0.7285
Average	0.7351	0.7432	0.7798
	Year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Closing	0.6950	0.7561	0.7383
High	0.7510	0.7617	0.8031
Low	0.6937	0.7207	0.7217
Average	0.7302	0.7410	0.7692
On March 18, 2025, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.6993 (US$1.00 = C$1.4301).

THE CORPORATION
Overview
Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project — a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.
Figure 1: Property Locations — British Columbia’s Golden Triangle
Corporate Structure
Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Corporation changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Corporation transitioned from the Company Act (British Columbia) to the Business Corporation Act (British Columbia) (the “BCBCA”).
Recent Developments
On June 24, 2024, the Corporation announced that it had secured a financing package with Orion Resource Partners for the development, construction, and general working capital required to advance the Eskay Creek Project (the “Project Financing Package”). The Project Financing Package was comprised of:
•
up to a US$100 million equity investment;

•
a US$200 million gold stream, consisting of a series of five tranches to be provided subject to the satisfaction of certain customary conditions (the “Gold Stream Arrangement”);

•
US$350 million of committed capital available from a senior secured term loan with 1% standby fee and no break fee (the “Senior Secured Term Loan”); and

•
a US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan.

On December 16, 2024, the Corporation announced that the British Columbia Ministry of Mining and Critical Minerals had provided approval to the Corporation for the extraction of a 10,000-tonne bulk sample from the Eskay Creek Project. The bulk sample application had been the subject of consultation with local indigenous groups and local communities. Additionally, the Corporation announced the completion of extensive environmental baseline monitoring, engineering design, geotechnical investigation, stockpile assessment and safety and reclamation studies to support the bulk sample program. The Corporation also announced that, following the Corporation’s initial Environmental Assessment application submission in mid-August 2024, the Eskay Creek Project had formally commenced the 180-day legislated application review process under the British Columbia Environmental Assessment Act.
On January 6, 2025, the Corporation announced that it had received US$45 million, representing the second tranche of the Gold Stream Arrangement. This was the second of five tranches contemplated under the Gold Stream Arrangement. The funds were made available following the satisfaction of certain conditions. The Corporation expects that the remaining three tranches will be drawn in settlements of US$50 million each, subject to the satisfaction of certain customary conditions before March 31, 2026 to support continued development of the Eskay Creek Project.
On January 16, 2025, the Corporation announced drill results from its 2024 exploratory drilling program at the KSP property in the Golden Triangle of British Columbia (the “KSP Property”). During the 2024 season, 22 drillholes totaling 9,182 metres were completed across various targets on the KSP Property. Drilling by the Corporation intersected broad intervals of previously unrecognized Au-Cu porphyry mineralization featured by 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03% Cu beginning at 50 metres below surface. This initial phase of widely spaced exploratory drilling traced the new mineralization along a strike length of approximately 1,000 meters, with potential for further expansion through additional drilling.
On January 27, 2025, the Corporation announced a strategic investment into TDG Gold Corp. (“TDG”) to advance the Greater Shasta-Newberry project in the Toodoggone District, in British Columbia, Canada (the “Investment”). The Corporation agreed to purchase 22,000,000 TDG common shares in exchange for the sale of the Corporation’s Sofia property to TDG, and payment of C$7 million.
On February 26, 2025, the Corporation announced it had closed a bought deal offering of 3,290,000 Common Shares at a price of C$14.70 per Common Share and 2,230,000 Common Shares issued as “flow-through shares” (“Flow-Through Common Shares”) within the meaning of subsection 66(15) of the Income Tax Act (Canada) at a price of C$17.93 per Flow-Through Common Share, for aggregate gross proceeds of approximately C$88.3 million.

CONSOLIDATED CAPITALIZATION
Other than as disclosed in this Prospectus or the documents incorporated by reference herein, there have been no material changes in the share and loan capital of the Corporation since September 30, 2024 to the date of this Prospectus.
During the period covering October 1, 2024 to March 4, 2025, the Corporation issued 1,441,873 common shares pursuant to the Corporation’s equity incentive plans and as payment for acquiring mineral properties.
On February 26, 2025, the Corporation announced it had closed a bought deal offering of 3,290,000 Common Shares and 2,230,000 Flow-Through Common Shares. In connection with such offering, the Corporation added approximately $85.1 million to shareholders’ equity.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds to Skeena from the sale of the Securities are currently intended to be used (i) to fund environmental and engineering optimization activities at Eskay Creek, (ii) to fund permitting at Eskay Creek, (iii) to fund exploration activities on certain of the Corporation’s properties, and (iv) for general working capital purposes. More detailed information regarding the use of proceeds from the sale of Securities, and each of the principal purposes for which the Corporation intends to use those net proceeds, may be set forth in the applicable Prospectus Supplement. The Corporation may also, from time to time, issue securities (including the Securities) other than pursuant to a Prospectus Supplement to this Prospectus.
However, while detailed information regarding the use of proceeds from the sale of our Securities may be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds from an offering by the Corporation of its Securities. The final use of proceeds with respect to any particular offering may be impacted by various risk factors that may impact the Corporation’s business, financial condition and results of operations. See “Risk Factors”.
As of the date of this Prospectus, the Corporation is in the development stage with respect to its material mineral property interests and has not, as yet, achieved commercial production. The Corporation has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. The Corporation anticipates the proceeds raised in connection with the sale of the Securities will be used to fund activities that will contribute to negative cash flow in the near term. The Corporation anticipates that it will remain in a state of negative operating cash flow until commercial production is achieved, at which time the Corporation anticipates beginning to generate positive cash flow.
Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will not receive any proceeds from any sale of Securities by the selling securityholders.
SELLING SECURITYHOLDERS
Our Common Shares may, with the agreement of the Corporation, be sold under this Prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our Common Shares by selling securityholders will include the following information:
•
the names of the selling securityholders, and where the selling securityholder is not an individual, the name of the principal securityholder of such selling securityholder to the extent known;

•
the number or amount of our Common Shares owned, controlled or directed by each selling securityholder;

•
the number or amount of our Common Shares being distributed for the account of each selling securityholder;

•
the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; and

•
whether our Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION
New Issue
The Corporation may sell Securities: (i) to or through underwriters or dealers, (ii) directly to purchasers, (iii) through agents, or (iv) through a combination of any of these methods of sale. The distribution of the Securities of any series may be effected from time to time in one or more transactions.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
Each Prospectus Supplement with respect to Securities being offered will set forth the terms of the offering, including:
•
the name or names of any underwriters, dealers or other placement agents;

•
the number and the purchase price of, and form of consideration for, Securities;

•
any proceeds to the Corporation; and

•
any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires such securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases.
Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with Securities offered by that Prospectus Supplement
Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
Each distribution of Securities will be a new issue of securities for which (other than the Common Shares) there is no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
Secondary Offering
This Prospectus may also, from time to time, relate to the offering of our Common Shares by certain selling securityholders.
The selling securityholders may, with the agreement of the Corporation, sell all or a portion of our Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:
•
on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•
in the over-the-counter market;

•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•
through the writing of options, whether such options are listed on an options exchange or otherwise;

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
short sales;

•
broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•
a combination of any such methods of sale; and

•
any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell our Common Shares short and deliver our Common Shares covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our Common Shares to broker-dealers that in turn may sell such shares.
At the time a particular offering of our Common Shares is made by any selling securityholders, a prospectus supplement will be distributed which will identify the selling securityholders and provide the other information set forth under the heading “Selling Securityholders” of such prospectus supplement, including the aggregate amount of our Common Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.
There can be no assurance that any securityholder will sell any or all of our Common Shares registered pursuant to this Prospectus.
DESCRIPTION OF SHARE CAPITAL
General Description of Capital Structure
Skeena is authorized to issue an unlimited number of Common Shares. As at March 18, 2025, there were 114,326,071 Common Shares issued and outstanding.
Common Shares
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the board of directors of the Corporation (the “Board of Directors”) at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.
The Securities offered pursuant to this Prospectus may include Common Shares issuable upon exercise of any Debt Securities, Warrants, Rights or Options or upon conversion of any Debt Securities, Subscription Receipts or Rights.
Dividend Policy
The Corporation has not paid any dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.
DESCRIPTION OF DEBT SECURITIES
As of the date of this Prospectus, the Corporation has no Debt Securities outstanding. The Corporation may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts, Rights, Options or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Corporation and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and the BCBCA. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture or instalment receipt or pledge agreement, as applicable. Prospective purchasers should refer to the Prospectus Supplement and the Indenture or instalment receipt or pledge agreement, as applicable, relating to the specific Debt Securities being offered for the complete terms of the Debt Securities. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
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the specific designation of the Debt Securities;

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the price or prices at which the Debt Securities will be issued;

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any limit on the aggregate principal amount of the Debt Securities;

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the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

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the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

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the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

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the covenants and events of default applicable to the Debt Securities;

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the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

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whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

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whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

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the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;

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each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

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any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

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whether or not the Debt Securities will be guaranteed by some or all of the subsidiaries of the Corporation, and the terms of any such guarantees;

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whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange; and

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any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
Unless otherwise indicated in an applicable Prospectus Supplement, our Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.
Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.
DESCRIPTION OF WARRANTS
General
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares, or equity warrants, or for the purchase of Debt Securities, or debt warrants.
We may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.
The Corporation will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada, except the province of Québec, that it will not distribute Warrants that, according to the aforementioned terms as described in the applicable Prospectus Supplement for Warrants supplementing this Prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such Prospectus Supplement containing the specific terms of the Warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be distributed.
This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.
The applicable Prospectus Supplement relating to any Warrants that we offer will describe the particular terms of those Warrants and include specific terms relating to the offering.

Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such Warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying Securities acquired upon exercise of the Warrant, the total of the amount paid on original purchase of the Warrant and the amount paid upon exercise, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant under the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
In an offering of Warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.
Equity Warrants
The particular terms of each issue of equity warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:
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the designation and aggregate number of equity warrants;

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the price at which the equity warrants will be offered;

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the currency or currencies in which the equity warrants will be offered;

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the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

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whether we will issue fractional shares;

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whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

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the designation and terms of any Securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

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the date or dates, if any, on or after which the equity warrants and the related Securities will be transferable separately;

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whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

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any other material terms or conditions of the equity warrants.

Debt Warrants
The particular terms of each issue of debt warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

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the designation and aggregate number of debt warrants;

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the price at which the debt warrants will be offered;

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the currency or currencies in which the debt warrants will be offered;

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the designation and terms of any Securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

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the date or dates, if any, on or after which the debt warrants and the related Securities will be transferable separately;

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the principal amount of Debt Securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each debt warrant;

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the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

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the minimum or maximum amount of debt warrants that may be exercised at any one time;

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whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

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material U.S. and Canadian federal income tax consequences of owning the debt warrants; and

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any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the Securities subject to the warrants.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
We may issue Subscription Receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the Subscription Receipts sold to or through such underwriter or agent.
The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the securities regulatory authorities in Canada and the United States after it has been entered into it.
General
The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that we may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:
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the designation and aggregate number of Subscription Receipts being offered;

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the price at which the Subscription Receipts will be offered;

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the designation, number and terms of the Common Shares, Warrants or a combination thereof to be received by the holders of Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

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the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Common Shares, Warrants or a combination thereof;

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the procedures for the issuance and delivery of the Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

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whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

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if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

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procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

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any entitlement of Skeena to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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whether we will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

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whether we will issue the Subscription Receipts as bearer securities, as registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other Skeena securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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whether we will apply to list the Subscription Receipts on any exchange;

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material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

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any other material terms or conditions of the Subscription Receipts.

Original purchasers of Subscription Receipts will have a contractual right of rescission against us in respect of the conversion of the Subscription Receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the Subscription Receipt upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the Subscription Receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Subscription Receipt under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions
The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of Skeena. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.
The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
DESCRIPTION OF RIGHTS
We may issue Rights to our shareholders for the purchase of Debt Securities, Common Shares or other securities. These Rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the Shareholder receiving the Rights in such offering. In connection with any offering of such Rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.
Each series of Rights will be issued under a separate Rights agreement which we will enter into with a bank or trust company, as rights agent, as is specified in the relevant Prospectus Supplement. The rights agent will act solely as our agent in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust with any holders of Rights certificates or beneficial owners of Rights.
The applicable prospectus supplement will describe the specific terms of any offering of Rights for which this Prospectus is being delivered, including the following:
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the date of determining our shareholders entitled to the Rights distribution;

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the number of Rights issued or to be issued to each shareholder;

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the exercise price payable for each share of Debt Securities, Common Shares or other securities which may be purchased per each Right;

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the number and terms of the shares of Debt Securities, Common Shares or other securities which may be purchased per each Right;

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the extent to which the Rights are transferable;

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the date on which the holder’s ability to exercise the Rights shall commence, and the date on which the Rights shall expire;

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the extent to which the Rights may include an over-subscription privilege with respect to unsubscribed securities;

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if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such Rights; and

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any other terms of the Rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the Rights.

Original purchasers of Rights which are convertible into or exchangeable for other securities of the Corporation will be granted a contractual right of rescission against the Corporation in respect of the purchase and conversion or exchange of such right. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the Right and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
DESCRIPTION OF Options
We may offer Options separately or together with other securities. The relevant Prospectus Supplement will include details of the agreement or other instrument pursuant to which such Options will be created and issued.
The particular terms and provisions of the Options offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Options. This description will include, where applicable: (i) the number of Options; (ii) the price at which the Options will be offered; (iii) the terms, conditions and procedures for the exercise of the Options into another security of ours; (iv) the amount and type of securities that may be obtained upon the exercise of each Option, and the period or periods during which any exercise must occur; (v) the designation and terms of any other securities with which the Options will be offered, if any, and the number of Options that will be offered with each security; (vi) the gross proceeds from the sale of the Options, including (if applicable) the terms applicable to such proceeds plus any interest earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the Options; and (viii) any other material terms and conditions of the Options.

DESCRIPTION OF UNITS
The Corporation may issue Units, which may consist of one or more Common Shares, Warrants or any combination of Securities as is specified in the relevant Prospectus Supplement. In addition, the relevant Prospectus Supplement relating to an offering of Units will describe all material terms of any Units offered, including, as applicable:
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the designation and aggregate number of Units being offered;

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the price at which the Units will be offered;

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the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

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the date or dates, if any, on or after which the Securities comprising the Units will be transferable separately;

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whether we will apply to list the Units on any exchange;

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material U.S. and Canadian income tax consequences of owning the Units, including, how the purchase price paid for the Units will be allocated among the securities comprising the Units; and

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any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.
EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided as required by applicable securities laws in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities having a maturity in excess of one year pursuant to this Prospectus.
PRIOR SALES
Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
MARKET FOR SHARES
Trading prices and volume will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain general Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain general U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such general consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the general tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS
Investing in our Securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of our development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to us, or our business, property or financial results, each of which could cause purchasers of our Securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus and the documents incorporated by reference herein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the AIF before purchasing the Securities.
Risks Related to our Business
Our business requires the successful construction and start-up of a mill and the permits to do so.
In recent years in Canada, it has become increasingly challenging to build a mine. Before having a prospect of profitable operations, the Corporation’s current business plan involves identifying the sources of sufficient capital to fund construction and start-up, obtaining a positive construction decision from the Board of Directors, successful construction of a mill and the start of mining and milling operations.
Many permits and authorizations must be obtained in order to successfully execute this plan, and each permit or authorization may not be granted on a timely basis, or may not be granted at all. Obtaining permits may become more onerous as a result of changes to political parties in power at the federal, provincial and local level, including changes within Indigenous leadership. Certain non-governmental organizations actively seek to delay the granting of mining permits, or challenge them after they have been granted. In addition, there is an increasing sensitivity to the handling and storage of mine waste tailings. The Corporation is committed to actively engaging with and consulting relevant Indigenous groups, some of whom may not be supportive of mining development in their traditional territory, and who may seek to temporarily delay or permanently prevent the development of the mine. Delays in construction resulting from the factors described above or otherwise typically cause costs to increase.
The start-up and integration of all of the systems in a mill facility is a complicated undertaking. In addition, models of mineralization may not be accurate. Metallurgy can also vary throughout the ore body causing challenges in extracting and concentrating sufficient metal, especially during the start-up period. Delays in achieving commercial production during the start-up period may result in delayed revenues.
Because the Corporation does not have positive operating cash flow, where revenue delays or cost overruns are significant, the Corporation may be forced to raise additional capital in order to achieve commercial production. Financial markets typically adjust a company’s valuation downward when a company is forced to raise additional capital during construction in order to achieve commercial production. In extreme cases, the Corporation may be unable to raise additional capital which may result in equity becoming valueless and the loss of an investor’s entire investment.
Our business may be affected by global economic conditions.
Global financial markets have at various times in the past, and may, in the future, experience extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation, related government interventions, and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs, potential changes to trade policy, including tariff and import/export regulations, consumer spending, employment rates, business conditions, inflation, consumer debt levels, lack of available credit, the state of the financial markets, rising interest rates and tax rates, may adversely affect our growth and potential future profitability.
Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, rising inflation and interest rates, geopolitical instability, war, invasions or other armed conflicts, terrorism, pandemics, epidemics or other health concerns, the devaluation and volatility of global stock markets, tariffs and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.
The Corporation has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future.
The Corporation is a development and construction stage company in respect to its mineral property interests and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and construction of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation currently has negative cash flow from operating activities and expects to continue to incur negative operating cash flow and losses until such time as it achieves commercial production.
Risks Related to Our Securities
We will have broad discretion in the use of the net proceeds.
While information regarding the intended use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, we retain broad discretion over the use of the net proceeds from a prospectus offering. We have identified certain forward-looking plans and objectives for the proceeds, but our ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the impact of pandemics or other health crises on society and our operations, the impact that cross-border trade tariffs may have on the supply of raw materials required for the construction and development of the Eskay Creek Project, the impact that results from continued exploration and evaluation activities may have on our future evaluation and development plans and anticipated costs and timelines, the prices (and expected future prices) of gold and silver, access to sufficient capital and resources, and conflicts in Europe and the Middle East. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from the sale of the Securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.
Investors may lose their entire investment.
An investment in Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.
We are authorized to issue an unlimited number of Common Shares. We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. However, we cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution of our anticipated eventual earnings per share.
Additional issuances of Securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Sales of substantial amounts of Securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for Securities and, in the case of sales of Securities from treasury, dilute investors’ earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Exercises of presently outstanding share options, Warrants or settlement of incentive shares in Common Shares may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of Securities should we desire to do so.
Our Common Shares are subject to various factors that have historically made share prices volatile.
The market price of the Common Shares may be subject to large fluctuations, which may result in losses to investors.
The market price of our securities have experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Skeena. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries and volatile trading due to unpredictable general market or trading sentiments.
The market price of the Common Shares is also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any Prospectus Supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Caution Regarding Forward-Looking Information”.
The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.
The market price of the Common Shares could decline as a result of future issuances or sales of our securities, which could result in insufficient liquidity.
The market price of the Common Shares could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of our outstanding stock options may also reduce the market price of the Common Shares. Additional Common Shares and stock options may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE. Our shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. We may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for us to sell equity or debt securities at a time and price that we deem appropriate, which may have a material adverse effect on our business, financial conditions and results of operations.

No Guarantee of an active liquid market for the Common Shares.
There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and NYSE. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.
U.S. investors may find it difficult to enforce U.S. judgments against us.
We are incorporated under the laws of British Columbia, Canada and the many of our directors and officers are not residents of the United States. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.
We believe that we are likely a passive foreign investment company, which may subject U.S. holders to adverse U.S. federal income tax consequences.
Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the corporation’s income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that we have likely been classified as a PFIC for prior taxable years and likely will continue to be classified as a PFIC for the current taxable year and the foreseeable future. Prospective investors should consult their own tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
We have never paid, and do not currently anticipate paying, dividends.
We have not paid any dividends on the Common Shares since incorporation and do not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.
Forward-looking information may prove to be inaccurate.
Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this under the heading “Caution Regarding Forward-Looking Information”.
Our business strategies may require additional financing in the future and such additional financing may not be available on acceptable terms, if at all.
The Project Financing Package provides the Corporation with more available capital than the remaining estimated expenditures required to bring the Eskay Creek Project back into production. However, estimates are necessarily uncertain and, should any of the assumptions underlying such estimates not prove to be accurate, the Corporation may require additional financing. In addition, our ability to access the remaining tranches under the Gold Stream Arrangement is subject to us meeting certain customary conditions, including but not limited to, incurring certain aggregate expenditures for the construction and development of Eskay Creek. In addition, the terms of the Senior Secured Term Loan require us to satisfy various affirmative and negative covenants. Failure to comply with these covenants may affect future utilizations under the Senior Secured Term Loan or lead to an event of default, which could cause the relevant lender to declare the Corporation in default on its existing obligations. If such an event of default were declared and remained uncured, all borrowed amounts under the Senior Secured Term Loan could become due and payable immediately.
In the event the Project Financing Package is not sufficient, or not available, to fund the continued development the Eskay Creek Project or if the Corporation pursues additional corporate opportunities, the Corporation may require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, and not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we are not required under the U.S. Exchange Act to file annual or quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
There is currently no market through which the Securities, other than the Common Shares, may be sold.
Other than for Common Shares, there is no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that an active trading market will develop for Debt Securities,

Warrants, Subscription Receipts, Rights, Options or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.
The public offering prices of the Securities may be determined by negotiation between Skeena and underwriters, dealers, agents or other purchasers based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.
Public companies are subject to securities class action litigation risk.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Corporation faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm its business.
The Debt Securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.
Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities. See “Description of Debt Securities”.
AGENT FOR SERVICE OF PROCESS
Certain directors of the Corporation, namely Walter Coles Jr., Executive Chairman, Greg Beard, Director, and Nathalie Sajous, Director, reside outside of Canada. Each has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Walter Coles Jr., Greg Beard and Nathalie Sajous	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 3500, 1133 Melville Street Vancouver, British Columbia, V6E 4E5, Canada
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters related to the Securities offered by this Prospectus will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law. As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of the Corporation. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.
INTEREST OF EXPERTS
Certain technical information relating to the Eskay Creek Project contained within this Prospectus or incorporated by reference in this Prospectus is based on the technical report entitled “Eskay Creek Project,

British Columbia, NI 43-101 Technical Report on Updated Feasibility Study” with an effective date of November 14, 2023 prepared by Ben Adaszynski, P.Eng., Sedgman Canada Limited, Terre Lane, MMSA QP, Global Resource Engineering, Dr. Hamid Samari, MMSA QP, Global Resource Engineering, Jim Fogarty, P.Eng., Knight Piésold Ltd., Ian Stilwell, P.Eng., BGC Engineering Inc., Rolf Schmitt, P.Geo., ERM Consultants Canada Ltd., A.J. MacDonald, P.Eng., Integrated Sustainability Ltd., David Baldwin, P.Eng., Carisbrooke Consulting Inc. and Steven Andrew Baisley, P.Geo., M.A. O’Kane Consultants Inc.
All other scientific and technical information in this Prospectus Supplement, and in the AIF and the Annual MD&A which are incorporated by reference herein, has been reviewed and approved by Paul Geddes, Senior Vice President, Exploration & Resource Development, who is an employee of the Corporation and who is a “qualified person” for the purposes of NI 43-101.
As at the date of this Prospectus, to the best knowledge of the Corporation, the aforementioned persons, collectively, held less than 1% of the securities of the Corporation when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date of this Prospectus, and they did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.
As at the date of this Prospectus, other than Paul Geddes, Senior Vice President, Exploration & Resource Development, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Skeena or of any associate or affiliate of Skeena.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Corporation is KPMG LLP, Chartered Professional Accountants, having an address at Suite 1100 – 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Skeena under all relevant U.S. professional and regulatory standards.
As of the date of this Prospectus, the Corporation’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.
WHERE YOU CAN FIND MORE INFORMATION
We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
You may read any document we file with or furnish to the securities commissions and authorities of the applicable provinces and territories of Canada through SEDAR+ and any document we file with, or furnish to, the SEC are electronically available on the SEC’s EDGAR website, and may be accessed at www.sec.gov. Please note that the SEC’s EDGAR website and the website containing Canadian securities regulatory filings are included in this Prospectus and any applicable Prospectus Supplement as inactive textual references only. The information contained on such websites is not incorporated by reference in this Prospectus and any applicable Prospectus Supplement and should not be considered part of this Prospectus or any applicable Prospectus Supplement, except as explicitly described in the section titled “Documents Incorporated by Reference”.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a company incorporated under the BCBCA. A number of our directors and most of our officers and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint CT Corporation System, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.